UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                           Sun-Times Media Group, Inc.
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                                (Name of Issuer)


                 Class A Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    86688Q100
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                                 (CUSIP Number)


                                 William E. Aziz
                           Chief Restructuring Officer
                                 Hollinger Inc.
                       120 Adelaide Street West, Suite 512
                                Toronto, Ontario
                                 Canada M5H 1T1
                                 (416) 363-8721
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 17, 2008
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             (Date of Event which Requires Filing of this Statement)




      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  86688Q100

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      1.    Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
            HOLLINGER INC.
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      2.    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a) __________       (b) [X]

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      3.    SEC Use Only

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      4.    Source of Funds (See Instructions)          OO

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      5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e) [_]

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      6.    Citizenship or Place of Organization        Canada


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                        7.    Sole Voting Power                  2,366,979


                    ------------------------------------------------------------
Number of               8.    Shared Voting Power               14,904,944
Shares
Beneficially
Owned by            ------------------------------------------------------------
Each Reporting          9.    Sole Dispositive Power             2,366,979
Person
With
                    ------------------------------------------------------------
                        10.   Shared Dispositive Power          14,904,944


--------------------------------------------------------------------------------
      11.   Aggregate Amount Beneficially Owned by Each Reporting Person

            17,271,923
--------------------------------------------------------------------------------
      12.   Check if the Aggregate Amount in Row (11) Excludes Certain (1)
            Shares (See Instructions)                                   [X](1)

--------------------------------------------------------------------------------
      13.   Percent of Class Represented by Amount in Row (11)          21.1%


--------------------------------------------------------------------------------
      14.   Type of Reporting Person (See Instructions)                 CO/HC


--------------------------------------------------------------------------------


----------------------
(1) For additional information regarding disclaimer of beneficial ownership of certain securities of the Issuer, please see the disclosure included in
      Item 5.

CUSIP No.  86688Q100


--------------------------------------------------------------------------------
      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
            4322525 Canada Inc.
--------------------------------------------------------------------------------
      2.    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a) __________       (b) [X]

--------------------------------------------------------------------------------
      3.    SEC Use Only

--------------------------------------------------------------------------------
      4.    Source of Funds (See Instructions)          OO

--------------------------------------------------------------------------------
      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
      6.    Citizenship or Place of Organization        Canada


--------------------------------------------------------------------------------
                        7.    Sole Voting Power                  14,904,944


                    ------------------------------------------------------------
Number of               8.    Shared Voting Power
Shares
Beneficially
Owned by            ------------------------------------------------------------
Each Reporting          9.    Sole Dispositive Power             14,904,944
Person
With
                    ------------------------------------------------------------
                        10.   Shared Dispositive Power


--------------------------------------------------------------------------------
      11.   Aggregate Amount Beneficially Owned by Each Reporting Person

            14,904,944
--------------------------------------------------------------------------------
      12.   Check if the Aggregate Amount in Row (11) Excludes Certain (1)
            Shares (See Instructions)                                   [X](2)

--------------------------------------------------------------------------------
      13.   Percent of Class Represented by Amount in Row (11)          18.2%


--------------------------------------------------------------------------------
      14.   Type of Reporting Person (See Instructions)                 CO/HC


--------------------------------------------------------------------------------


----------------------
(2) For additional information regarding disclaimer of beneficial ownership of certain securities of the Issuer, please see the disclosure included in
      Item 5.

      This Amendment No. 6 (this "Amendment") amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on February 14, 2007 (the "Schedule 13D") by Hollinger Inc. ("Hollinger") and 4322525 Canada Inc., an indirect wholly-owned subsidiary of Hollinger ("Canada Co." and together with Hollinger, the "Reporting Persons"), with respect to the Class A common stock, par value $0.01 per share (the "Class A Common Stock"), of Sun-Times Media Group, Inc., a corporation organized under the laws of Delaware (the "Issuer"), as amended by Amendment No. 1 to the Schedule 13D, as filed with the SEC on June 13, 2007, Amendment No. 2 to the Schedule 13D, as filed with the SEC on August 2, 2007, Amendment No. 3 to the Schedule 13D, as filed with the SEC on September 5, 2007, Amendment No. 4 to the Schedule 13D, as filed with the SEC on March 27, 2008 and Amendment No. 5 to the Schedule 13D, as filed with the SEC on May 16, 2008. The address of the Issuer's principal executive offices is 350 North Orleans Street, Chicago, Illinois, 60654. Unless specifically amended hereby or in Amendment No. 1, Amendment No. 2, Amendment No. 3 to the Schedule 13D, Amendment No. 4 to the
Schedule 13D or Amendment No. 5 to the Schedule 13D, the disclosures set forth in the Schedule 13D shall remain unchanged. Capitalized terms used herein but not otherwise defined herein shall have the meanings set forth in the Schedule 13D and the amendments thereto.


Item 5.     Interests in the Securities of the Issuer.

ITEM 5 IS AMENDED TO ADD THE FOLLOWING:

      The responses set forth on rows 11 through 13 of the cover pages of this Amendment are incorporated herein by reference. The percentages set forth in such responses are based on 81,927,124 shares of Class A Common Stock, based on the disclosure in the Issuer's Proxy Statement filed with the Commission on May 16, 2008, and including (i) 65,438,124 outstanding shares of Class A Common Stock and (ii) 16,489,000 shares of Class A Common Stock issued on June 17, 2008 in connection with the transactions described in Item 6 below. Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, Hollinger (by virtue of its relationship with Canada Co.) may be deemed to share beneficial ownership of the shares of Class A Common Stock owned by Canada Co.

      As a result of the matters described in Item 6 below, the Reporting Persons may be deemed to constitute a "group," within the meaning of Section 13(d)(3) of the Securities Act of 1933, as amended, with DK (as defined below) and or one or more of its affiliates (the "DK entities"). As a result, it is possible that the Reporting Persons may be deemed to beneficially own all of the Class A Common Stock beneficially owned by the DK entities. To the knowledge of the Reporting Persons, the DK entities collectively beneficially owned 4,602,022 shares of Class A Common Stock as of January 28, 2008, based on a Schedule 13G filed by the DK entities on January 28, 2008. The Reporting Persons hereby disclaim beneficial ownership of shares of Class A Common Stock owned by any DK entity.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

ITEM 6 IS AMENDED TO ADD THE FOLLOWING:

      Effective on June 17, 2008, in connection with the court-supervised restructuring of the Reporting Persons and certain affiliates under the Companies' Creditors Arrangement Act (Canada) (the "CCAA") and a companion proceeding in the United States pursuant to Chapter 15 of the U.S. Bankruptcy Code, the Reporting Persons and their affiliate Sugra Ltd. ("Sugra" and together with the Reporting Persons, the "Applicants") and the Issuer effectuated certain of the actions set forth in that certain Multi-Party Settlement Agreement with Davidson Kempner Capital Management LLC, MH Davidson Co., Davidson Kempner

International Limited, Davidson Kempner Institutional Partners and Davidson Kempner Partners (collectively, "DK"). The Multi-Party Settlement Agreement was previously filed as Exhibit 21 to Amendment No. 5 to the Schedule 13D.

      Specifically, effective on June 17, 2008 and in accordance with the Multi-Party Settlement Agreement, the 14,990,000 shares of Class B Common Stock owned directly or indirectly by the Reporting Persons were converted on a one-for-one basis into an equal number of shares of Class A Common Stock (the "Exchanged Shares") and the Reporting Persons received an additional 1,499,000 shares of Class A Common Stock (the "Additional Shares") from the Issuer. As a result of the conversion of the shares of Class B Common Stock into shares of Class A Common Stock and the receipt of the Additional Shares, the Reporting Persons, which previously held approximately 70.1% of the combined voting power of all outstanding voting securities of the Issuer, now hold approximately 21.1% of the voting power of the Issuer.

      Effective on June 17, 2008, the Exchanged Shares and the Additional Shares were delivered to the indenture trustees (the "Indenture Trustees") of certain secured notes of Hollinger issued pursuant to indentures dated March 10, 2003 and September 30, 2004 (the "Notes") in accordance with the terms of the indentures as replacement collateral for the shares of Class B Common Stock. Pursuant to the terms of the Multi-Party Settlement Agreement, the Exchanged Shares and the Additional Shares will be voted by the Indenture Trustees for the benefit of and at the direction of the holders of the Notes in the manner contemplated by the indentures up to that number of shares that is equal to or less than 19.999% of the aggregate number of shares of Class A Common Stock outstanding at any time (rounded down to the nearest whole share). The Reporting Persons have provided the Indenture Trustees with a proxy to facilitate the exercise of such voting rights, which is attached hereto as Exhibit 23. In addition to the aforementioned voting rights, the Indenture Trustees will be entitled to exercise all other rights attached to the Exchanged Shares and the Additional Shares and may realize upon the Exchanged Shares and the Additional Shares in any commercially reasonable manner.

      The Issuer also entered into a Registration Rights Agreement, dated as of June 17, 2008 (the "Registration Rights Agreement"), with the Reporting Persons, pursuant to which the Issuer agreed, subject to certain conditions, to register the Exchanged Shares and the Additional Shares for resale under the Securities Act of 1933, as amended, upon (i) demand by 25% of the holders thereof; (ii) the Issuer becoming eligible to use Form S-3 and demand by 25% of the holders thereof or (iii) in connection with certain registration statements that the Issuer may file in the future. The parties expressly acknowledged that the Indenture Trustees are a permitted transferee or pledgee of the Reporting Persons to whom the Reporting Persons may assign or transfer registration rights under the Registration Rights Agreement upon transfer or pledge of the Exchanged Shares and the Additional Shares. The description of the Registration Rights Agreement is qualified in its entirety by the actual terms of the Registration Rights Agreement, which is filed as Exhibit 24 to this Amendment and is incorporated herein by reference.

      In addition, effective on June 17, 2008, William Aziz, Brent Baird, Albrecht Bellstedt, Peter Dey, Edward Hannah and Wesley Voorheis, who had been appointed to the Board of Directors of the Issuer by the Reporting Persons, submitted their resignations from the Issuer's board of directors.

      The foregoing summary of actions undertaken by the Reporting Persons and the Issuer is qualified in its entirety by reference to the text of the Multi-Party Settlement Agreement, which was filed as Exhibit 21 to Amendment No. 5 to the Schedule 13D. In addition, on June 18, 2008, Hollinger issued a press release with respect to the matters described herein, which is attached hereto as Exhibit 25.

Item 7.     Material to be Filed as Exhibits.

ITEM 7 IS AMENDED TO ADD THE FOLLOWING:

Exhibit No.       Description
----------------  -----------------------------------------------

Exhibit 23        Proxy, dated June 17, 2008

Exhibit 24 The Registration Rights Agreement, dated as of June 17, 2008, by and among the Issuer, Hollinger, Canada Co. and certain other stockholders that may be party from time to time.

Exhibit 25        Press release, dated June 18, 2008

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2008

                                              HOLLINGER INC.


                                          By: /s/  William E. Aziz
                                              --------------------------------
                                              Name:  William E. Aziz
                                              Title: Chief Restructuring Officer

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2008

                                              4322525 CANADA INC.


                                          By: /s/  William E. Aziz
                                              --------------------------------
                                              Name:  William E. Aziz
                                              Title: Chief Restructuring Officer